Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD.  ANNOUNCES STRONG RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Toronto, Ontario — October 25, 2011 — Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.) (the “Company”) (NYSE, TSX: BIN) reported financial results for the three and nine months ended September 30, 2011.

Management Commentary

(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

Reported revenues increased $54.3 million or 12.4% from $436.3 million in the third quarter of 2010 to $490.5 million in the third quarter of 2011.  Organic gross revenue, which includes intercompany revenues, grew 4.3% on a consolidated basis and is comprised of total price and volume growth of 3.3% and 1.0%, respectively.  Total price and volume improvements in Canada were 4.6% and 1.2%, respectively.  Total price improved 2.4% in the U.S. and volumes increased 0.8%.

Revenue growth translated into adjusted EBITDA(A) and operating income improvements as well.  Adjusted EBITDA(A) was $141.0 million, or 11.1% higher, in the third quarter of 2011 versus $126.9 million in the same quarter a year ago.  Our third quarter adjusted EBITDA(A) margin was 28.7% compared to 29.1% in the third quarter of 2010.  Excluding the incremental increase in fuel surcharges from 2011 reportable revenues, our third quarter adjusted EBITDA(A) margin was 29.1% for 2011.  Adjusted operating income(A) was $72.6 million, or 13.5% higher in the quarter compared to $64.0 million in the same period last year.

We also generated higher adjusted net income(A) quarter over quarter.  Adjusted net income(A) for the third quarter of 2011 was $35.1 million, or $0.29 per weighted average diluted share (“diluted share”), compared to $32.5 million, or $0.27 per diluted share in the comparative period.

Share repurchases in the quarter totalled $15.6 million while dividends paid to shareholders totalled $15.4 million.  The combination of share repurchases and dividends paid represents a $31.0 million return to shareholders versus $11.2 million a year ago.  On a reportable basis, net income was $40.3 million in the quarter, or $0.33 per diluted share, compared to $23.9 million or $0.20 per diluted share in the same period last year.

“We achieved solid year-over-year growth in the third quarter, with total reported revenues up 12.4% and adjusted EBITDA(A) increasing 11.1%, driven by organic improvement and contributions from acquisitions,” said Keith Carrigan, Vice Chairman and Chief Executive Officer of Progressive Waste Solutions Ltd.  “As a result of our market-by-market price, volume, and productivity strategies, gross organic revenues grew 5.8% in Canada and 3.2% in the U.S. We saw stability in our U.S. south segment and strength in our Canadian operations, where economic conditions have remained relatively resilient in certain markets we serve.  However, we did not overcome the impact of economic softness that is occurring in pockets of the U.S. northeast, which resulted in lower volumes and pricing in this segment’s collection operations relative to our expectations.”

Mr. Carrigan continued, “For the balance of 2011, we expect to perform in line with our plans for our Canadian and U.S. south segments, but anticipate weaker pricing and volumes in the U.S. northeast than we originally expected. As a result, we are projecting that adjusted EBITDA(A) for 2011, assuming parity between the Canadian and U.S. dollar in the last quarter of the year, will be between $537 and $542 million.  Further, with higher capital spending related to “tuck-in” acquisitions completed in the year, we expect 2011 free cash flow(B) to be between $257 and $262 million.  Our ability to generate cash remains very strong, and with free cash flow(B) margins of 14.3% for the year-to-date period ended September 30 we will continue to create shareholder value through a combination of share repurchases, dividends and investments in future growth.”

For the nine months ended September 30, 2011, revenue was $1,382.9 million, compared to revenues of $999.9 million a year ago.  Adjusted operating income was $204.9 million compared with $147.2 million in the same period in 2010.  Adjusted EBITDA(A) for the year-to-date period was $400.7 million compared to $292.2 million in 2010.  Our year-to-date adjusted EBITDA(A) margin was 29.0% for 2011 compared to 29.2%, in the same period last year.  Excluding the incremental increase in fuel surcharges from 2011 reportable revenues, our year-to-date adjusted EBITDA(A) margin would have been 29.5% for 2011.

Progressive Waste Solutions Ltd. – September 30, 2011

For the nine months ended September 30, 2011, adjusted net income was $97.0 million, or $0.80 per weighted average diluted share, compared with $75.2 million or $0.72 per share last year.  On a reportable basis, net income was $100.1 million, or $0.83 per diluted share, compared to $60.5 million or $0.59 per diluted share in the same year-to-date period ended last year.

Year-to-date share repurchases and dividends were $39.1 and $46.4 million, respectively, and combined represent a total return to shareholders of $85.5 million for the nine months ended September 30, 2011 versus $33.8 million last year.

Financial and Other Highlights

For the Three Months Ended September 30, 2011

•                  Revenues increased $54.3 million or 12.4% ($42.8 million or 9.8%, excluding foreign currency exchange (“FX”))

•                  Adjusted EBITDA(A) increased $14.1 million or 11.1% ($10.2 million or 8.0%, excluding FX)

•                  Adjusted EBITDA(A) margin, on a reported basis, was 28.7% or 29.1% excluding the incremental increase in fuel surcharges

•                  Adjusted net income(A) per diluted share, $0.29

•                  Consolidated total price increased 3.3%, on a comparable basis, as defined on page 8

•                  Consolidated volumes increased 1.0%, on a comparable basis

For the Nine Months Ended September 30, 2011

•                  Revenues increased $383.0 million or 38.3% ($351.0 million or 35.1%, excluding FX)

•                  Adjusted EBITDA(A) increased $108.4 million or 37.1% ($97.7 million or 33.4%, excluding FX)

•                  Adjusted EBITDA(A) margin, on a reported basis, was 29.0% or 29.5% excluding the incremental increase in fuel surcharges

•                  Free cash flow(B) increased $48.7 million or 32.6% ($43.6 million or 29.2%, excluding FX)

•                  Free cash flow(B) margin was 14.3%

•                  Adjusted net income(A) per diluted share, $0.80

•                  Consolidated total price increased 3.3%, on a comparable basis

•                  Consolidated volumes increased 0.6%, on a comparable basis

Other Highlights for the Three and Nine Months Ended September 30, 2011

•                  Under our normal course issuer bid, approximately 709 thousand common shares were purchased and cancelled at a total cost of $15.6 million.

•                  Successful secondary offering of approximately 10.9 million common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C.

•                  Repurchase of one million common shares from the underwriters in the secondary offering, at the public offering price of $23.50 per share.

•                  We amended pricing on our Sixth Amended and Restated Credit Facility Agreement (the “Canadian facility”) and our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”).

Acquisition of WSI

On July 2, 2010, we completed our acquisition of Waste Services, Inc. (“WSI”).  WSI’s Canadian operations are included in our Canadian segment, while their Florida operations are included in our U.S. south segment.  WSI’s operating results have been included with our own since the date of acquisition.  We have, however, presented gross revenues by service type, price, volume and acquisition on a comparable basis as if WSI’s operating results were combined with ours in the previously comparable year-to-date period.  In addition, we have elected to exclude corporate allocated selling, general and administration (“SG&A”) costs from our reportable segments’ operating results.  Accordingly, expenses specific to corporate activities have been presented separately.

Quarterly Dividend Declared

The Company’s Board of Directors declared a quarterly dividend of $0.125 Canadian per share to shareholders of record on December 31, 2011.  The dividend will be paid on January 16, 2012.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Financial Highlights

(in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating results
Revenues	$490,522	$436,262	$1,382,884	$999,886
Operating expenses	294,475	259,075	820,784	584,712
SG&A	51,437	55,701	160,422	136,679
Restructuring expenses	73	3,792	1,198	3,792
Amortization	69,408	62,790	198,694	145,403
Net (gain) loss on sale of capital assets	(1,092)	50	(2,871)	(381)
Operating income	76,221	54,854	204,657	129,681
Interest on long-term debt	15,303	17,783	48,363	33,964
Net foreign exchange (gain) loss	(51)	(40)	(83)	14
Net gain on financial instruments	(1,528)	(1,498)	(3,883)	(3,248)
Other expenses	32	586	827	644
Income before net income tax expense and net loss from equity accounted investee	62,465	38,023	159,433	98,307
Net income tax expense	22,086	14,012	59,323	37,705
Net loss from equity accounted investee	32	70	58	116
Net income	$40,347	$23,941	$100,052	$60,486

Net income per weighted average share, basic	$0.33	$0.20	$0.83	$0.59
Net income per weighted average share, diluted	$0.33	$0.20	$0.83	$0.59
Weighted average number of shares outstanding (thousands), basic	120,767	109,866	121,067	91,632
Weighted average number of shares outstanding (thousands), diluted	120,767	120,914	121,067	102,692

Adjusted EBITDA(A)(1)	$140,961	$126,868	$400,675	$292,237
Adjusted operating income(A) (1)	$72,645	$64,028	$204,852	$147,215
Adjusted net income(A) (1)	$35,105	$32,529	$97,008	$75,190
Adjusted net income(A) (1) per weighted average share, basic	$0.29	$0.27	$0.80	$0.72
Adjusted net income(A) (1) per weighted average share, diluted	$0.29	$0.27	$0.80	$0.72

Replacement and growth expenditures (see page 14)
Replacement expenditures	$37,006	$25,317	$88,067	$57,159
Growth expenditures	9,870	10,690	28,625	27,452
Total replacement and growth expenditures	$46,876	$36,007	$116,692	$84,611

Free cash flow(B)
Cash generated from operating activities
(condensed consolidated statement of cash flows)	$133,203	$47,958	$280,489	$173,194
Free cash flow(B)	$62,636	$63,250	$197,979	$149,276
Free cash flow(B) per weighted average share, diluted	$0.52	$0.52	$1.64	$1.45

Dividends
Dividends declared (common shares)	$15,318	$13,318	$46,228	$33,225
Dividends declared (participating preferred shares (“PPSs”)	—	1,329	—	4,006
Total dividends declared	$15,318	$14,647	$46,228	$37,231

Note:

(1)                                  Prior period amounts have been adjusted to conform to the current period’s presentation.

FX Rates

	2011			2010
		Condensed Consolidated			Condensed Consolidated
		Statement			Statement
	Condensed	of Operations and		Condensed	of Operations and
	Consolidated	Comprehensive Income		Consolidated	Comprehensive Income
	Balance Sheet		Cumulative	Balance Sheet		Cumulative
	Current	Average	Average	Current	Average	Average

December 31				$1.0054		$0.9708
March 31	$1.0290	$1.0142	$1.0142	$0.9846	$0.9607	$0.9607
June 30	$1.0370	$1.0334	$1.0237	$0.9429	$0.9731	$0.9669
September 30	$0.9626	$1.0202	$1.0225	$0.9711	$0.9624	$0.9654

FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the impact of FX on selected results for the three and nine months ended September 30, 2011.

				Three months ended
	September	September	September	September	September
	30, 2010	30, 2011	30, 2011	30, 2011	30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic,	(holding FX	(FX impact)	(as reported)
		acquisition	constant with
		and other non-	the
		operating	comparative
		changes)	period)

Condensed Consolidated Statement of Operations
Revenues	$436,262	$42,764	$479,026	$11,496	$490,522
Operating expenses	259,075	29,047	288,122	6,353	294,475
SG&A	55,701	(5,223)	50,478	959	51,437
Restructuring expenses	3,792	(3,724)	68	5	73
Amortization	62,790	5,112	67,902	1,506	69,408
Net loss (gain) on sale of capital assets	50	(1,117)	(1,067)	(25)	(1,092)
Operating income	54,854	18,669	73,523	2,698	76,221
Interest on long-term debt	17,783	(2,753)	15,030	273	15,303
Net foreign exchange gain	(40)	(10)	(50)	(1)	(51)
Net gain on financial instruments	(1,498)	(15)	(1,513)	(15)	(1,528)
Other expenses	586	(557)	29	3	32
Income before net income tax expense and net loss from equity accounted investee	38,023	22,004	60,027	2,438	62,465
Net income tax expense	14,012	7,460	21,472	614	22,086
Net loss from equity accounted investee	70	(39)	31	1	32
Net income	$23,941	$14,583	$38,524	$1,823	$40,347

Adjusted EBITDA(A)(1)	$126,868	$10,200	$137,068	$3,893	$140,961
Adjusted operating income(A)(1)	$64,028	$6,205	$70,233	$2,412	$72,645
Adjusted net income(A)(1)	$32,529	$1,057	$33,586	$1,519	$35,105
Free cash flow(B)	$63,250	$(2,326)	$60,924	$1,712	$62,636

Note:

(1)                                  Prior period amounts have been adjusted to conform to the current period’s presentation.

				Nine months ended
	September	September	September	September	September
	30, 2010	30, 2011	30, 2011	30, 2011	30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic,	(holding FX	(FX impact)	(as reported)
		acquisition	constant with
		and other non-	the
		operating	comparative
		changes)	period)

Condensed Consolidated Statement of Operations
Revenues	$999,886	$351,022	$1,350,908	$31,976	$1,382,884
Operating expenses	584,712	218,528	803,240	17,544	820,784
SG&A	136,679	20,174	156,853	3,569	160,422
Restructuring expenses	3,792	(2,661)	1,131	67	1,198
Amortization	145,403	48,997	194,400	4,294	198,694
Net gain on sale of capital assets	(381)	(2,456)	(2,837)	(34)	(2,871)
Operating income	129,681	68,440	198,121	6,536	204,657
Interest on long-term debt	33,964	13,544	47,508	855	48,363
Net foreign exchange loss (gain)	14	(98)	(84)	1	(83)
Net gain on financial instruments	(3,248)	(619)	(3,867)	(16)	(3,883)
Other expenses	644	137	781	46	827
Income before net income tax expense and net loss from equity accounted investee	98,307	55,476	153,783	5,650	159,433
Net income tax expense	37,705	20,055	57,760	1,563	59,323
Net loss from equity accounted investee	116	(61)	55	3	58
Net income	$60,486	$35,482	$95,968	$4,084	$100,052

Adjusted EBITDA(A)(1)	$292,237	$97,741	$389,978	$10,697	$400,675
Adjusted operating income(A)(1)	$147,215	$51,201	$198,416	$6,436	$204,852
Adjusted net income(A)(1)	$75,190	$17,845	$93,035	$3,973	$97,008
Free cash flow(B)	$149,276	$43,576	$192,852	$5,127	$197,979

Note:

(1)           Prior period amounts have been adjusted to conform to the current period’s presentation.

Management’s Discussion

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Segment Highlights – expressed on a reportable basis, which excludes the acquisition of WSI on year-to-date amounts

			Three months ended September 30
	2010	2011	Change	2011	Change
	(as reported)	(holding FX	(2011 holding	(as reported)	(2011 as
		constant with	FX constant		reported less
		the	with the		2010 as
		comparative	comparative		reported)
		period)	period less
			2010 as
			reported)

Revenues	$436,262	$479,026	$42,764	$490,522	$54,260
Canada	$184,765	$191,854	$7,089	$203,350	$18,585
U.S. south	$162,342	$190,537	$28,195	$190,537	$28,195
U.S. northeast	$89,155	$96,635	$7,480	$96,635	$7,480

Operating expenses	$259,075	$288,122	$29,047	$294,475	$35,400
Canada	$102,899	$106,036	$3,137	$112,389	$9,490
U.S. south	$99,902	$117,661	$17,759	$117,661	$17,759
U.S. northeast	$56,274	$64,425	$8,151	$64,425	$8,151

SG&A (as reported)	$55,701	$50,478	$(5,223)	$51,437	$(4,264)
Canada	$13,893	$14,247	$354	$15,106	$1,213
U.S. south	$15,838	$19,092	$3,254	$19,092	$3,254
U.S. northeast	$7,650	$7,742	$92	$7,742	$92
Corporate	$18,320	$9,397	$(8,923)	$9,497	$(8,823)

EBITDA(A) (as reported)	$121,486	$140,426	$18,940	$144,610	$23,124
Canada	$67,973	$71,571	$3,598	$75,855	$7,882
U.S. south	$46,602	$53,784	$7,182	$53,784	$7,182
U.S. northeast	$25,231	$24,468	$(763)	$24,468	$(763)
Corporate	$(18,320)	$(9,397)	$8,923	$(9,497)	$8,823

Adjusted SG&A	$50,319	$53,836	$3,517	$55,086	$4,767
Canada	$13,893	$14,247	$354	$15,106	$1,213
U.S. south	$15,838	$19,092	$3,254	$19,092	$3,254
U.S. northeast	$7,650	$7,742	$92	$7,742	$92
Corporate	$12,938	$12,755	$(183)	$13,146	$208

Adjusted EBITDA(A)	$126,868	$137,068	$10,200	$140,961	$14,093
Canada	$67,973	$71,571	$3,598	$75,855	$7,882
U.S. south	$46,602	$53,784	$7,182	$53,784	$7,182
U.S. northeast	$25,231	$24,468	$(763)	$24,468	$(763)
Corporate	$(12,938)	$(12,755)	$183	$(13,146)	$(208)

Segment Highlights (continued)

			Nine months ended September 30
	2010	2011	Change	2011	Change
	(as reported)	(holding FX	(2011 holding	(as reported)	(2011 as
		constant with	FX constant		reported less
		the	with the		2010 as
		comparative	comparative		reported)
		period)	period less
			2010 as
			reported)

Revenues	$999,886	$1,350,908	$351,022	$1,382,884	$382,998
Canada	$402,557	$540,028	$137,471	$572,004	$169,447
U.S. south	$343,548	$537,889	$194,341	$537,889	$194,341
U.S. northeast	$253,781	$272,991	$19,210	$272,991	$19,210

Operating expenses	$584,712	$803,240	$218,528	$820,784	$236,072
Canada	$214,533	$296,297	$81,764	$313,841	$99,308
U.S. south	$210,294	$326,771	$116,477	$326,771	$116,477
U.S. northeast	$159,885	$180,172	$20,287	$180,172	$20,287

SG&A (as reported)	$136,679	$156,853	$20,174	$160,422	$23,743
Canada	$33,446	$43,748	$10,302	$46,339	$12,893
U.S. south	$35,708	$53,562	$17,854	$53,562	$17,854
U.S. northeast	$22,513	$23,503	$990	$23,503	$990
Corporate	$45,012	$36,040	$(8,972)	$37,018	$(7,994)

EBITDA(A) (as reported)	$278,495	$390,815	$112,320	$401,678	$123,183
Canada	$154,578	$199,983	$45,405	$211,824	$57,246
U.S. south	$97,546	$157,556	$60,010	$157,556	$60,010
U.S. northeast	$71,383	$69,316	$(2,067)	$69,316	$(2,067)
Corporate	$(45,012)	$(36,040)	$8,972	$(37,018)	$7,994

Adjusted SG&A	$122,937	$157,690	$34,753	$161,425	$38,488
Canada	$33,446	$43,748	$10,302	$46,339	$12,893
U.S. south	$35,708	$53,562	$17,854	$53,562	$17,854
U.S. northeast	$22,513	$23,503	$990	$23,503	$990
Corporate	$31,270	$36,877	$5,607	$38,021	$6,751

Adjusted EBITDA(A)	$292,237	$389,978	$97,741	$400,675	$108,438
Canada	$154,578	$199,983	$45,405	$211,824	$57,246
U.S. south	$97,546	$157,556	$60,010	$157,556	$60,010
U.S. northeast	$71,383	$69,316	$(2,067)	$69,316	$(2,067)
Corporate	$(31,270)	$(36,877)	$(5,607)	$(38,021)	$(6,751)

Revenues

Gross revenue by service type

(prepared on a comparable basis)

The following tables compare gross revenues on a comparable basis.  Accordingly, gross revenues derived from assets that were divested of in accordance with the Canadian Competition Bureau consent agreement have been excluded from the prior period results.  In addition, WSI’s results for the period January 1, 2010 through June 30, 2010 have been included in year-to-date gross revenues presented for the nine months ended September 30, 2010.

	Three months ended September 30, 2011				Three months ended September 30, 2010
	Canada	Canada	U.S.	U.S.	Canada(2)	Canada	U.S.(2)	U.S.
	stated in	percent-		percent-	stated in	percent-		percent-
	thousands	age of		age of	thousands	age of		age of
	of	gross		gross	of C$	gross		gross
	Canadian	revenue		revenue		revenue		revenue
	dollars
	(“C$”)

Commercial	$76,237	33.4	$84,839	26.0	$71,223	33.1	$75,613	26.0
Industrial	37,898	16.6	49,484	15.1	37,600	17.5	42,178	14.5
Residential	35,291	15.5	65,969	20.2	34,623	16.1	60,456	20.8
Transfer and disposal	62,780	27.5	103,310	31.6	57,596	26.8	96,428	33.1
Recycling commodities and other	16,005	7.0	23,266	7.1	13,952	6.5	16,229	5.6
Gross revenues	$228,211	100.0	$326,868	100.0	$214,994	100.0	$290,904	100.0

Total collection	$165,431	72.5	$223,558	68.4	$157,398	73.2	$194,476	66.9
Transfer and disposal	62,780	27.5	103,310	31.6	57,596	26.8	96,428	33.1
Gross revenues	$228,211	100.0	$326,868	100.0	$214,994	100.0	$290,904	100.0

Note:

(2)           Prior period amounts have been adjusted for divestitures and have been adjusted to conform to the current period’s presentation.

	Nine months ended September 30, 2011				Nine months ended September 30, 2010
	Canada	Canada	U.S.	U.S.	Canada(2)	Canada	U.S.(2)	U.S.
	stated in	percent-		percent-	stated in	percent-		percent-
	thousands	age of		age of	thousands	age of		age of
	of C$	gross		gross	of C$	gross		gross
		revenue		revenue		revenue		revenue

Commercial	$223,155	35.1	$248,979	26.9	$208,060	34.8	$221,663	27.1
Industrial	106,688	16.8	139,251	15.0	105,091	17.5	118,302	14.4
Residential	101,106	15.9	188,511	20.4	99,038	16.5	167,789	20.4
Transfer and disposal	164,370	25.8	291,081	31.4	151,629	25.3	264,230	32.2
Recycling commodities and other	40,710	6.4	58,045	6.3	35,471	5.9	48,649	5.9
Gross revenues	$636,029	100.0	$925,867	100.0	$599,289	100.0	$820,633	100.0
Total collection	$471,659	74.2	$634,786	68.6	$447,660	74.7	$556,403	67.8
Transfer and disposal	164,370	25.8	291,081	31.4	151,629	25.3	264,230	32.2
Gross revenues	$636,029	100.0	$925,867	100.0	$599,289	100.0	$820,633	100.0

Note:

(2)           Prior period amounts have been adjusted for divestitures and have been adjusted to conform to the current period’s presentation.

Gross revenue by service type

(prepared on a reportable basis)

The following tables compare gross revenues for the three and nine months ended September 30, 2011 to the comparative periods by service offering.  Unlike reportable revenues, gross revenues include intercompany revenues.  These tables have been prepared on a reportable basis.  Accordingly, gross revenues derived from assets that were divested of are included in the prior period results until the date of divestiture.  In addition, WSI’s results for the period January 1, 2010 through June 30, 2010 are excluded from year-to-date gross revenues presented for the nine months ended September 30, 2010.

	Three months ended September 30, 2011				Three months ended September 30, 2010
	Canada	Canada	U.S.	U.S.	Canada	Canada	U.S.	U.S.
	stated in	percent-		percent-	stated in	percent-		percent-
	thousands	age of		age of	thousands of	age of		age of
	of C $	gross		gross	C$	gross		gross
		revenue		revenue		revenue		revenue
Commercial	$76,237	33.4	$84,839	26.0	$76,926	34.9	$75,613	26.0
Industrial	37,898	16.6	49,484	15.1	38,345	17.4	42,178	14.5
Residential	35,291	15.5	65,969	20.2	34,464	15.6	60,456	20.8
Transfer and disposal	62,780	27.5	103,310	31.6	59,497	26.9	96,428	33.1
Recycling commodities and other	16,005	7.0	23,266	7.1	11,574	5.2	16,229	5.6
Gross revenues	$228,211	100.0	$326,868	100.0	$220,806	100.0	$290,904	100.0

Total collection	$165,431	72.5	$223,558	68.4	$161,309	73.1	$194,476	66.9
Transfer and disposal	62,780	27.5	103,310	31.6	59,497	26.9	96,428	33.1
Gross revenues	$228,211	100.0	$326,868	100.0	$220,806	100.0	$290,904	100.0

	Nine months ended September 30, 2011				Nine months ended September 30, 2010
	Canada	Canada	U.S.	U.S.	Canada	Canada	U.S.	U.S.
	stated in	percent-		percent-	stated in	percent-		percent-
	thousands	age o f		age of	thousands of	age of		age of
	of C $	gross		gross	C$	gross		gross
		revenue		revenue		revenue		revenue
Commercial	$223,155	35.1	$248,979	26.9	$171,078	35.7	$172,948	25.1
Industrial	106,688	16.8	139,251	15.0	81,661	17.0	93,819	13.6
Residential	101,106	15.9	188,511	20.4	70,731	14.7	147,807	21.4
Transfer and disposal	164,370	25.8	291,081	31.4	129,462	27.0	236,344	34.3
Recycling commodities and other	40,710	6.4	58,045	6.3	26,777	5.6	38,255	5.6
Gross revenues	$636,029	100.0	$925,867	100.0	$479,709	100.0	$689,173	100.0

Total collection	$471,659	74.2	$634,786	68.6	$350,247	73.0	$452,829	65.7
Transfer and disposal	164,370	25.8	291,081	31.4	129,462	27.0	236,344	34.3
Gross revenues	$636,029	100.0	$925,867	100.0	$479,709	100.0	$689,173	100.0

Gross revenue growth or decline components — expressed in percentages and excluding FX

(prepared on a comparable basis — 2011 only)

The tables below have been prepared on a “comparable basis” as outlined above.  However, component percentages presented for the 2010 year-to-date period have not been prepared on a comparable basis and accordingly do not include WSI’s results.

	Three months ended		Three months ended
	September 30, 2011		September 30, 2010
			Canada	U.S.
	Canada	U.S.	(3)	(3)
Price
Price	3.5	1.2	3.1	2.2
Fuel surcharges	1.1	1.2	0.5	0.5
Total price growth	4.6	2.4	3.6	2.7
Volume	1.2	0.8	4.2	1.2
Total gross organic revenue growth	5.8	3.2	7.8	3.9
Acquisitions	0.3	9.2	4.0	8.1
Total gross revenue growth	6.1	12.4	11.8	12.0

Note:

(3)           Prior period amounts have been adjusted to conform to the current period’s presentation.

	Nine months ended		Nine months ended
	September 30, 2011		September 30, 2010
			Canada	U.S.
	Canada	U.S.	(3)	(3)
Price
Price	2.9	1.5	3.9	3.1
Fuel surcharges	1.2	1.1	0.7	0.4
Total price growth	4.1	2.6	4.6	3.5
Volume	1.1	0.3	5.4	2.0
Total gross organic revenue growth	5.2	2.9	10.0	5.5
Acquisitions	0.9	10.0	3.8	5.6
Total gross revenue growth	6.1	12.9	13.8	11.1

Note:

(3)           Prior period amounts have been adjusted to conform to the current period’s presentation.

Three months ended

Presented on a comparable basis, gross revenues in Canada increased approximately C$13,200.  Our Canadian segment delivered price growth in every service line and, with the exception of industrial volumes, we also enjoyed organic volume improvements across the board.  Rising diesel fuel prices contributed to the increase in fuel surcharges recorded to revenues.

Gross revenues in the U.S. south increased approximately $31,200 and approximately $23,100 of this growth is attributable to acquisitions.  Higher overall pricing and volumes also contributed to this segment’s quarterly performance.  Our U.S. south segment enjoyed stronger pricing across all but one service line.  Landfill pricing was off slightly, due principally to the mix of waste materials received.  Volume growth was supported in large part by improved volumes in our recycling line, while gross revenues from residential volumes were lower due to a lost contract in this segment.  Higher fuel surcharges also contributed to gross revenue growth quarter over quarter.

Gross revenues in our U.S. northeast segment increased approximately $4,800 and this increase is largely attributable to acquisitions.  An increase in total volumes also contributed to overall gross revenue growth while pricing declines were a headwind in the quarter.  Aside from recycling pricing, which was up comparatively, pricing was either down or flat across the remaining service lines.  Weaker pricing is a function of a sluggish economy and stronger competition for an aggregate customer base that is stagnate.  Volumes across most service lines were either lower or flat when compared to prior year marks.  Our recycling line was the only exception and was a strong contributor to total gross revenues derived from volume growth.  Not unlike pricing, volumes have been impacted by this segment’s economic weakness, increasing competition and the closure of a recycling collection facility that only re-opened midway through the quarter.  Fuel surcharge increases contributed to the increase in comparative gross revenue growth, but have not been sufficient to cover the rise in fuel costs.

Nine months ended

On a comparable basis, gross revenues in Canada grew approximately C$36,700 due in large part to pricing strength we enjoyed across all service lines.  As outlined above, industrial volumes fell short of prior year marks and weather was an impediment to landfill volumes in the first and second quarters of the year.  We are, however, on track to meet our municipal solid waste volume caps at all of our cap restricted sites.  All other service lines delivered comparative volume growth, which was attributable to a combination of organic and acquisition growth.  Rising diesel fuel prices contributed to the increase in comparable fuel surcharges we recorded to revenues.

On a comparable basis, U.S. south segment gross revenues increased approximately $90,100.  Acquisitions were a big part of this segment’s gross revenue growth, contributing approximately $68,100 to the increase.  Pricing growth was enjoyed across all service lines in this segment and with the exception of a residential contract loss we also enjoyed comparative volume growth in all service lines.  The increase in diesel fuel prices drove the increase in comparative fuel surcharges recorded to revenues.

Year-to-date gross revenues increased approximately $15,100 in our U.S. northeast segment and approximately $14,500 is attributable to acquisitions.  On a year-to-date basis, pricing, in total, is up across all service lines, excluding industrial, and volumes, in total, are down.  Pricing gains that were realized in the first two quarters of the year outpaced the pull back in pricing we experienced in the third quarter of the year.  Volume improvements realized during the third quarter in our recycling line only served as a partial offset to volume declines across all other service lines year-to-date.  Economic softness in this segment, tighter competition and the closure of a recycling collection facility for the better part of this year, are the primary reasons for this segment’s performance.  Higher fuel surcharges contributed to the gross revenue growth year-to-date, but have not been sufficient to cover the rise in fuel costs.

Operating expenses

Three and nine months ended

In the current quarter, the comparative increase in operating expenses is due principally to “tuck-in” acquisitions, FX, higher fuel costs and organic growth.  “Tuck-in” acquisitions is the primary reason for higher disposal, labour and vehicle operating costs, which increased comparatively by approximately $9,000, $7,600 and $14,700, respectively.  In the year-to-date period, our acquisition of WSI in July 2010 was the single largest contributor to higher disposal, labour, vehicle operating and insurance costs, which increased approximately $213,000 in aggregate.  As outlined for the three months ended, “tuck-in” acquisitions, FX, higher fuel costs and organic growth also contributed to the increase in year-to-date operating costs. The balance of the year-to-date increase is a function of higher franchise and royalty fees, approximately $9,600, and higher commodity rebates resulting from higher comparative commodity pricing.  Higher commodity rebates were most pronounced in our U.S. northeast and Canadian businesses for both periods and the rising price of fuel also contributed to higher operating expenses for our base business in the current quarter and year-to-date periods.

As a percentage of reportable revenues, operating expenses in Canada were 55.3% for the quarter and 54.9% year-to-date, compared to 55.7% and 53.3% for the same periods a year ago.  The current quarter decline is the direct result of operating efficiencies gained from integrating the assets and operations we acquired from WSI a year ago.  “Tuck-in” acquisitions partially muted the benefit of operating efficiency gains as did higher fuel costs.  Year-to-date, the acquisition of WSI and mix of revenues we acquired from them, together with higher fuel costs and “tuck-in” acquisitions are the primary reasons for the increase in comparative operating costs, partially offset by operating efficiency gains and synergies.  Removing fuel surcharges from reportable revenues for both the current and comparative year-to-date periods, and a like amount from operating expenses, results in a comparative operating margin improvement of 60 and 50 basis points for the three and nine months ended, respectively.

As a percentage of reportable revenues, operating expenses in our U.S. south segment were 61.8% for the quarter and 60.8% year-to-date, compared to 61.5% and 61.2% in the comparative periods, respectively.  The mix of revenues acquired on our acquisition of WSI, coupled with other “tuck-in” acquisitions, and the rising price of fuel are the primary contributors to the change in operating costs relative to revenues.  As outlined above in the Canadian segment discussion, removing the impact of fuel surcharges from reportable revenues, and a like amount from operating expenses, for both the current and comparative year-to-date periods, results in a comparative operating margin improvement of 50 and 60 basis points for the three and nine month periods ended, respectively.

On a comparative basis, the U.S. northeast region experienced an increase in its cost of operations relative to reportable revenues.  The increase is due to higher transportation costs to transport waste to our Seneca Meadows landfill and to third party sites, which is due in large part to the rising cost of fuel, coupled with an increase in leachate treatment costs.  The increase in disposal costs is also due to “tuck-in” acquisitions which introduced more collection operations in this segment.  Vehicle operating costs have also increased as a result of both increasing fuel prices and mix of service offering due to “tuck-in” acquisitions.   Removing the impact of fuel surcharges from revenues and operating expenses on a comparative current quarter and year-to-date basis, had a negligible impact on operating margins for both periods.

SG&A expenses

Three and nine months ended

Fair value movements in stock options contributed approximately $5,600 to the comparative decline in current quarter SG&A expense and approximately $4,100 year-to-date.  FX, approximately $1,000, partially offset stock option recoveries in the quarter.  Higher salaries and facility costs, due in part to “tuck-in” acquisitions and organic growth, coupled with higher professional fees, approximately $1,400, were partially offset by lower bad debt expense.  On a year-to-date basis, higher SG&A expense is due to the acquisition of WSI, “tuck-in” acquisitions, FX and organic growth.  Salaries, facility cost increases and higher professional fees combined to increase SG&A expense approximately $29,800 on a year-to-date basis.

As a percentage of reportable revenues, SG&A expense, expressed on an adjusted basis, which excludes transaction and related costs, fair value movements in stock options and restricted share expense, is 11.2% and 11.7% for the quarter and year-to-date periods, respectively, compared to 11.5% and 12.3% in the same periods last year.  These changes represent a 30 and 60 basis improvement over the respective periods in the prior year.  The primary reason for the comparative improvement is the result of rationalizing personnel and operating locations since our acquisition of WSI.

Corporate SG&A includes certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative costs.  Corporate SG&A also includes transaction and related costs, fair value changes to stock options and restricted share expense.  On a comparative basis, transaction and related costs declined approximately $1,100 quarter over quarter and approximately $4,400 year-to-date.  In the prior periods, acquisition and related costs were incurred, principally, in anticipation of closing the WSI acquisition.  Since we did not complete an acquisition of this size in either the third quarter or year-to-date periods ended September 30, 2011, acquisition and related costs declined accordingly.  Fair value movements in stock options also contributed to the comparative decline in corporate SG&A expense.  In the current period, we recognized approximately $8,400 less expense, while expenses on a year-to-date basis were down approximately $10,300.  The balance of the change in corporate SG&A expense for the quarter is due largely to higher professional fees partially offset by a decline in salaries.  For the year-to-date period, corporate salaries, facility and office costs and professional fees were higher due in large part to our acquisition of WSI.

Free cash flow(B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide similar disclosures presented by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Cash generated from operating activities (statement of cash flows)	$133,203	$47,958	$85,245	$280,489	$173,194	$107,295

Operating and investing
Stock option (recovery) expense	(5,643)	2,730	(8,373)	(4,123)	6,170	(10,293)
Acquisition and related costs	966	2,084	(1,118)	1,739	6,174	(4,435)
Restructuring expenses	73	3,792	(3,719)	1,198	3,792	(2,594)
Other expenses	32	586	(554)	827	644	183
Changes in non-cash working capital item	(14,842)	42,015	(56,857)	38,850	43,767	(4,917)
Capital and landfill asset purchases	(46,876)	(36,007)	(10,869)	(116,692)	(84,611)	(32,081)

Financing
Interest on long-term debt -high yield defeasance interest	—	1,663	(1,663)	—	1,663	(1,663)
Financing and landfill development costs (net of non-cash portion)	—	(290)	290	—	(290)	290
Purchase of restricted shares	(4,226)	(1,241)	(2,985)	(4,226)	(1,241)	(2,985)
Net realized foreign exchange gain	(51)	(40)	(11)	(83)	14	(97)
Free cash flow(B)	$62,636	$63,250	$(614)	$197,979	$149,276	$48,703

Free cash flow(B) — adjusted EBITDA(A) approach

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Adjusted EBITDA(A)	$140,961	$126,868	$14,093	$400,675	$292,237	$108,438
Purchase of restricted shares	(4,226)	(1,241)	(2,985)	(4,226)	(1,241)	(2,985)
Capital and landfill asset purchases	(46,876)	(36,007)	(10,869)	(116,692)	(84,611)	(32,081)
Landfill closure and post-closure expendi	(1,102)	(1,609)	507	(3,162)	(3,161)	(1)
Landfill closure and post-closure cost accretion expense	1,271	1,030	241	3,816	2,792	1,024
Interest on long-term debt	(15,303)	(17,783)	2,480	(48,363)	(33,964)	(14,399)
Interest on long-term debt -high yield defeasance interest	—	1,663	(1,663)	—	1,663	(1,663)
Non-cash interest expense	1,640	1,985	(345)	4,355	3,410	945
Current income tax expense	(13,729)	(11,656)	(2,073)	(38,424)	(27,849)	(10,575)
Free cash flow(B)	$62,636	$63,250	$(614)	$197,979	$149,276	$48,703

Three and nine months ended

Excluding FX, approximately $1,700, free cash flow(B) decreased slightly in the current quarter.  Adjusted EBITDA(A) improvements in the quarter were due to a combination of organic growth and other “tuck-in” acquisitions.  The improvement in adjusted EBIDTA(A) was partially offset by higher capital and landfill asset purchases, higher restricted share purchases and higher current income tax expense.  Higher capital and landfill asset purchases is largely due to timing as current year first and second quarter spending trailed prior year spending on a proportional basis.  Higher restricted share purchases were due to current period awards to retain and incent certain management.  Higher current income tax is due to higher income subject to tax resulting from organic and “tuck-in” acquisition growth.

For the year-to-date period, free cash flow(B) increased comparatively.  The acquisition of WSI contributed to our free cash flow(B) and adjusted EBITDA(A) growth year-to-date.  In addition, we also realized improvements to free cash flow(B) and adjusted EBITDA(A) from organic growth and “tuck-in” acquisitions.

Capital and landfill asset purchases were also higher on a comparative basis for the same reasons as adjusted EBITDA(A) growth.  While total capital and landfill asset purchases were lower in the year-to-date period ended June, proportionally they are now on pace with the prior year for the year-to-date period ended September.  Higher debt levels resulting from our acquisition of WSI and “tuck-in” acquisitions is the primary reason for the increase in interest on long-term debt.  Cash taxes also increased comparatively which is most pronounced in our Canadian business.  The acquisition of WSI, “tuck-in” acquisitions, organic growth, net of divestitures, is the root cause of the rise in cash taxes in Canada.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Replacement	$37,006	$25,317	$11,689	$88,067	$57,159	$30,908
Growth	9,870	10,690	(820)	28,625	27,452	1,173
Total	$46,876	$36,007	$10,869	$116,692	$84,611	$32,081

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three and nine months ended

In total, replacement expenditures increased comparatively in both the current quarter and year-to-date periods.  Replacement expenditures in Canada increased approximately $6,600 in the quarter and approximately $4,200 of the increase pertains to landfill cell construction.  The balance of the increase is largely due to the timing of spend for landfill equipment and vehicle purchases.  Third quarter spending in the U.S. was also up in the quarter, approximately $5,100.  Similar to Canada, the timing of cell construction and capital spending contributed to the increase in U.S. spending as well.  Additionally, acquisitions completed in the U.S. have also contributed to the increase in replacement spending.

For the year, the acquisition of WSI was the largest single contributor to the comparative increase in replacement expenditures.  As noted for the three months ended, additional cell construction and a larger business base due to recently completed acquisitions, has also contributed to the increase in comparative spending.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three and nine months ended

Growth expenditures were slightly off prior year levels for the quarter and only slightly above them year-to-date.  For the quarter, growth expenditures were down in the U.S., approximately $1,600, while growth expenditures in Canada were up marginally, approximately $800.  The decline in growth expenditures is due in part to weakness in the U.S. northeast while the increase in comparative growth expenditures in Canada is due principally to organic business growth.

On a year-to-date basis, growth expenditures are only up marginally, approximately $1,200.  The U.S. increase is approximately $2,300 on the year, while Canadian growth expenditures have declined.  Facility investment, approximately $1,000, coupled with spending for a municipal contract win, approximately $1,100, were the primary contributors to the increase in U.S. growth expenditures.  Our Canadian business experienced a decline as a result of fewer comparative contract wins.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

Long-term debt

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Summary details of our long-term debt facilities at September 30, 2011 are as follows:

	Available		Letters of	Available
	lending	Facility drawn	credit	capacity
Canadian long-term debt facilities - stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$525,000	$332,000	$55,725	$137,275
U.S. long-term debt facilities - stated in U.S. dollars
Revolving credit facility	$1,122,500	$828,500	$143,655	$150,345
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(4)	$194,000	$109,000	$—	$85,000
Other	$3,701	$3,701	$—	$—

Note:

(4)           IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities)

At September 30, 2011, funded long-term debt to EBITDA is as follows:

	September 30, 2011		December 31, 2010
	Canada	U.S.	Canada	U.S.
Funded debt to EBITDA	1.83	3.24	1.91	3.20
Funded debt to EBITDA maximum	3.00	4.00	3.00	4.00

Canadian facility

On September 30, 2011, advances under our Canadian facility were C$332,000 and total letters of credit amounted to approximately C$55,700.  Available capacity at September 30, 2011, excluding the accordion, was approximately C$137,300 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.83 times.

We increased Canadian facility advances since December 31, 2010 by C$7,000.  Satisfaction of accrued dividends, income taxes payable, payments made on accrued management compensation amounts owing for 2010 and share repurchases are the primary reasons for the increase.  We applied any excess free cash flow(B) to Canadian facility borrowings.

Effective July 15, 2011, we amended pricing on our Canadian facility.  Pricing on advances drawn under the facility declined by 62.5 basis points.  Pricing ranges from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over Bankers’ Acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit decreased by similar amounts and pricing ranges from 150 to 275 basis points.  Standby fees declined between 15 and 17.5 basis points, and pricing ranges from 37.5 to 68.8 basis points, while non-financial letters of credit decreased between 41.3 and 41.7 basis points.  All other significant terms remain unchanged.

U.S. facility

On September 30, 2011, advances under our U.S. facility were $828,500 and total letters of credit amounted to approximately $143,700.  Available capacity under the facility at September 30, 2011, excluding the accordion, was approximately $150,300 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.24 times.

The increase in U.S. facility advances since December 31, 2010 totals $67,500 and is due in part to the purchase of 1,000 shares in the secondary public offering at a cost of $23,500.  We also completed “tuck-in” acquisitions in the current year-to-date period for total cash consideration of approximately $135,900.  These amounts were partially offset by debt repayments from excess free cash flow(B).

Effective July 7, 2011, we entered into a Second Amended and Restated Senior Secured Revolving Credit Facility (the “amended U.S. facility”).  By entering into the amended U.S. facility we increased the total commitment to $1,377,500, which is up from $1,250,000.  Available lending under the amended U.S. facility is $1,122,500, up $45,000 from $1,077,500, and the facility has an “accordion feature” equal to

$255,000.  Financial covenants remained principally unchanged.  However, the amended U.S. facility permits a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.5 times and a maximum senior secured debt to rolling four-quarter EBITDA ratio of 3.5 times should the parent company, Progressive Waste Solutions Ltd., borrow an amount no less than $150,000 and loan these borrowings to IESI.  In addition, the restriction precluding IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times will increase to 4.4 times should IESI receive monies from parent company borrowings.  The amended U.S. facility was also modified to allow IESI to be in compliance with the requirement to maintain interest rate hedges at fixed rates for at least 40% of total funded debt so long as its’ in place interest rate hedges are not more than $10,000 under the 40% hedging requirement.  This test is performed quarterly.

Pricing declined on advances drawn under the facility by 75 basis points.  Pricing ranges from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit are 175 to 250 basis points which represents a decline of 75 basis points from previous pricing points.  Fronting fees of 12.5 basis points on financial letters of credit are payable at all pricing levels.  Standby fees declined by 12.5 basis points and range from 25 to 50 basis points.  All other significant terms remain unchanged.

Long-term debt to pro forma adjusted EBITDA(A)

Our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is 2.60 times.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this press release are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the condensed consolidated statement of operations and comprehensive income.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets — proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the condensed consolidated statement of operations and comprehensive income or loss beginning with operating income before restructuring expenses, amortization and net gain or loss on sale of capital assets and ending with net income and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations.  A reconciliation between operating income and adjusted EBITDA is provided in the table that follows.  Adjusted operating income and adjusted net income are also presented in the reconciliation below.

	Three months ended September 30		Nine months ended September 30
	2011	2010(5)	2011	2010(5)
Operating income	$76,221	$54,854	$204,657	$129,681
Transaction and related costs - SG&A	966	2,084	1,739	6,174
Fair value movements in stock options - SG&A	(5,643)	2,730	(4,123)	6,170
Restricted share expense - SG&A	1,028	568	1,381	1,398
Restructuring expenses	73	3,792	1,198	3,792
Adjusted operating income	72,645	64,028	204,852	147,215
Net (gain) or loss on sale of capital assets	(1,092)	50	(2,871)	(381)
Amortization	69,408	62,790	198,694	145,403
Adjusted EBITDA	$140,961	$126,868	$400,675	$292,237
Net income	$40,347	$23,941	$100,052	$60,486
Transaction and related costs - SG&A	966	2,084	1,739	6,174
Fair value movements in stock options - SG&A	(5,643)	2,730	(4,123)	6,170
Restricted share expense - SG&A	1,028	568	1,381	1,398
Restructuring expenses	73	3,792	1,198	3,792
Interest on long-term debt	—	2,409	—	2,409
Net (gain) or loss on financial instruments	(1,528)	(1,498)	(3,883)	(3,248)
Other expenses	32	586	827	644
Net income tax expense or recovery	(170)	(2,083)	(183)	(2,635)
Adjusted net income	$35,105	$32,529	$97,008	$75,190

Note:

(5)           Prior period amounts have been adjusted to conform to the current period’s presentation.

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared, and is therefore unlikely to be comparable to similar measures used by other companies.  The purpose of presenting this non-GAAP measure is to provide similar disclosures to other U.S. publicly listed companies in the waste industry.  We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this press release have the meaning set out in this note.

About Progressive Waste Solutions Ltd.

As North America’s third largest full-service waste management company, we provide non-hazardous solid waste collection and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information

Progressive Waste Solutions Ltd.

Chaya Cooperberg

VP, Investor Relations and Corporate Communications

Tel:  (905) 532-7517

Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Wednesday, October 26, 2011, at 8:30 a.m. (ET) to discuss results for the three and nine months ended September 30, 2011.  Participants may listen to the call by dialling 1-888-300-0053, conference ID 15539749, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay will be available after the call until Wednesday, November 9, 2011, at midnight, and can be accessed by dialling 1-855-859-2056, conference ID 15539749.  International or local callers can access the replay by dialling 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Balance Sheets

September 30, 2011 (unaudited) and December 31, 2010 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	September	December
	30, 2011	31, 2010
ASSETS
CURRENT
Cash and cash equivalents	$16,876	$13,406
Accounts receivable	223,532	207,098
Other receivables	430	472
Prepaid expenses	28,986	27,254
Restricted cash	446	434
Other assets	1,038	1,928
	271,308	250,592

OTHER RECEIVABLES	458	806
FUNDED LANDFILL POST-CLOSURE COSTS	8,929	8,949
INTANGIBLES	273,440	272,082
GOODWILL	1,120,073	1,081,868
LANDFILL DEVELOPMENT ASSETS	14,019	12,174
DEFERRED FINANCING COSTS	21,407	21,157
CAPITAL ASSETS	763,752	758,287
LANDFILL ASSETS	953,886	975,691
INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,888	4,117
OTHER ASSETS	897	4,764
	$3,432,057	$3,390,487
LIABILITIES
CURRENT
Accounts payable	$108,959	$100,181
Accrued charges	125,236	136,629
Dividends payable	14,453	15,296
Income taxes payable	9,967	14,425
Deferred revenues	17,133	20,378
Current portion of long-term debt	1,500	1,500
Landfill closure and post-closure costs	6,223	8,229
Other liabilities	4,532	6,091
	288,003	302,729

LONG-TERM DEBT	1,315,098	1,258,159
LANDFILL CLOSURE AND POST-CLOSURE COSTS	100,845	90,010
OTHER LIABILITIES	8,672	7,329
DEFERRED INCOME TAXES	91,854	85,665
	1,804,472	1,743,892
SHAREHOLDERS’ EQUITY
Common shares(authorized - unlimited, issued and outstanding - 119,864,675 (December 31, 2010 - 121,429,737))	1,853,297	1,878,286
Restricted shares(issued and outstanding - 252,150 (December 31, 2010 - 277,150))	(5,353)	(5,169)
Additional paid in capital	2,711	7,092
Accumulated deficit	(147,143)	(188,972)
Accumulated other comprehensive loss	(75,927)	(44,642)
Total shareholders’ equity	1,627,585	1,646,595
	$3,432,057	$3,390,487

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Statements of Operations and Comprehensive Income

For the three and nine months ended September 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except share and net income per share amounts)

	Three months ended		Nine months ended
	2011	2010	2011	2010
REVENUES	$490,522	$436,262	$1,382,884	$999,886
EXPENSES
OPERATING	294,475	259,075	820,784	584,712
SELLING, GENERAL AND ADMINISTRATION	51,437	55,701	160,422	136,679
RESTRUCTURING	73	3,792	1,198	3,792
AMORTIZATION	69,408	62,790	198,694	145,403
NET(GAIN) LOSS ON SALE OF CAPITAL ASSETS	(1,092)	50	(2,871)	(381)
OPERATING INCOME	76,221	54,854	204,657	129,681
INTEREST ON LONG-TERM DEBT	15,303	17,783	48,363	33,964
NET FOREIGN EXCHANGE(GAIN) LOSS	(51)	(40)	(83)	14
NET GAIN ON FINANCIAL INSTRUMENTS	(1,528)	(1,498)	(3,883)	(3,248)
OTHER EXPENSES	32	586	827	644
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	62,465	38,023	159,433	98,307
INCOME TAX EXPENSE
Current	13,729	11,656	38,424	27,849
Deferred	8,357	2,356	20,899	9,856
	22,086	14,012	59,323	37,705
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	32	70	58	116
NET INCOME	40,347	23,941	100,052	60,486

OTHER COMPREHENSIVE(LOSS) INCOME
Foreign currency translation adjustment	(44,594)	15,510	(25,840)	13,105
Derivatives designated as cash flow hedges, net of income tax $2,563 and $3,411 (2010 - ($668) and $27)	(4,767)	1,241	(6,340)	(98)
Settlement of derivatives designated as cash flow hedges, net of income tax ($78) and ($481) (2010 - $40 and $99)	147	(75)	895	(185)
COMPREHENSIVE(LOSS) INCOME	$(8,867)	$40,617	$68,767	$73,308

NET INCOME- CONTROLLING INTEREST	$40,347	$21,977	$100,052	$54,200
NET INCOME- NON-CONTROLLING INTEREST	$—	$1,964	$—	$6,286
COMPREHENSIVE(LOSS) INCOME- CONTROLLING INTEREST	$(8,867)	$37,285	$68,767	$66,110
COMPREHENSIVE INCOME- NON-CONTROLLING INTEREST	$—	$3,332	$—	$7,198

Net income per weighted average share, basic	$0.33	$0.20	$0.83	$0.59
Net income per weighted average share, diluted	$0.33	$0.20	$0.83	$0.59
Weighted average number of shares outstanding (thousands), basic	120,767	109,866	121,067	91,632
Weighted average number of shares outstanding (thousands), diluted	120,767	120,914	121,067	102,692

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Three months ended		Nine months ended
	2011	2010	2011	2010
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$40,347	$23,941	$100,052	$60,486
Items not affecting cash
Restricted share expense	1,028	568	1,381	1,398
Write-off of landfill development assets	—	290	—	290
Accretion of landfill closure and post-closure costs	1,271	1,030	3,816	2,792
Amortization of intangibles	12,877	11,152	36,977	24,434
Amortization of capital assets	33,145	30,980	97,745	70,019
Amortization of landfill assets	23,386	20,658	63,972	50,950
Interest on long-term debt (amortization of deferred financing costs)	1,640	1,985	4,355	3,410
Net (gain) loss on sale of capital assets	(1,092)	50	(2,871)	(381)
Net gain on financial instruments	(1,528)	(1,498)	(3,883)	(3,248)
Deferred income taxes	8,357	2,356	20,899	9,856
Net loss from equity accounted investee	32	70	58	116
Landfill closure and post-closure expenditures	(1,102)	(1,609)	(3,162)	(3,161)
Changes in non-cash working capital items	14,842	(42,015)	(38,850)	(43,767)
Cash generated from operating activities	133,203	47,958	280,489	173,194
INVESTING
Acquisitions, net of cash acquired	(49,471)	(71,117)	(139,506)	(125,052)
Restricted cash deposits	—	(9)	(12)	(52)
Proceeds from other receivables	122	146	356	430
Funded landfill post-closure costs	(131)	(116)	(310)	(201)
Purchase of capital assets	(28,100)	(24,412)	(77,033)	(59,071)
Purchase of landfill assets	(18,776)	(11,595)	(39,659)	(25,540)
Proceeds from the sale of capital assets	1,754	1,982	5,204	2,672
Proceeds from asset divestitures	—	12,089	—	12,089
Investment in landfill development assets	(1,594)	(725)	(4,711)	(1,667)
Cash utilized in investing activities	(96,196)	(93,757)	(255,671)	(196,392)
FINANCING
Payment of deferred financing costs	(3,786)	(13,850)	(4,806)	(15,915)
Proceeds from long-term debt	94,550	897,686	331,163	997,551
Repayment of long-term debt	(86,861)	(830,492)	(257,630)	(924,517)
Common shares issued, net of issue costs	—	(144)	—	(156)
Proceeds from the exercise of stock options	—	3,741	855	3,741
Repurchase of common shares	(15,556)	—	(39,056)	—
Purchase of restricted shares	(4,226)	(1,241)	(4,226)	(1,241)
Dividends paid to share and participating preferred share holders	(15,408)	(11,240)	(46,431)	(33,824)
Cash (utilized in) generated from financing activities	(31,287)	44,460	(20,131)	25,639
Effect of foreign currency translation on cash and cash equivalents	(1,735)	581	(1,217)	22
NET CASH INFLOW (OUTFLOW)	3,985	(758)	3,470	2,463

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	12,891	8,212	13,406	4,991
CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,876	$7,454	$16,876	$7,454

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$16,875	$7,451	$16,875	$7,451
Cash equivalents	1	3	1	3
	$16,876	$7,454	$16,876	$7,454
Cash paid during the period for:
Income taxes	$9,206	$17,044	$40,598	$23,465
Interest	$15,317	$14,637	$46,595	$30,494